Wilson Sonsini Goodrich & Rosati Professional Corporation 1881 9th Street Boulder, Colorado 80302-5148 o: 303.256.5900 f: 866.974.7329 July 22, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Daniel Gordon, Tamika Sheppard and Joshua Gorsky

Re:	ARCA biopharma, Inc.

Amendment No. 2 Registration Statement on Form S-4

Filed July 9, 2024

File No. 333-279387

Ladies and Gentlemen,

On behalf of ARCA biopharma, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated July 16, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4/A (the “First Amended Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 3 to the Second Amended Registration Statement (the “Third Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Second Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Second Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Opinion of Lucid, ARCA’s Financial Advisor, to ARCA’s Board of Director, page 112

1.	We note your disclosure that Lucid, in connection with its opinion, "[r]eviewed and analyzed certain internal financial analyses, including . . . projections as to cost and expenses . . . and other information concerning Oruka prepared by Oruka[.]" Please disclose these financial projections and discuss the material assumptions and limitations underlying the financial projections or, alternatively, please explain why such disclosures are not required pursuant to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation MA.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the requested disclosure was previously included on pages 113 and 264 of the Third Amended Registration Statement. The Company respectfully directs the staff to the language set forth on pages 113 and 264, which is as follows:

Further, as ARCA’s board of directors was aware, Oruka’s management did not provide Lucid with, and Lucid did not otherwise have access to, financial forecasts regarding Oruka’s businesses, other than certain cash burn projections, and, accordingly, Lucid did not perform either a discounted cash flow analysis or any multiples-based analyses with respect to Oruka.

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Securities and Exchange Commission

July 22, 2024

In response to the Staff’s comment, the Company has revised the above disclosure on page 113 of the Third Amended Registration Statement to clarify that the expected net proceeds from the Merger and the Oruka pre-closing financing, together with Oruka’s existing cash and sales of additional convertible notes under the Purchase Agreement, will enable Oruka to fund its operating expenses through 2027.

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Please contact the undersigned at (303) 256-5901 or via email at bfassett@wsgr.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Brent D. Fassett
Brent D. Fassett
Wilson Sonsini Goodrich & Rosati P.C.

cc:	Thomas A Keuer, ARCA biopharma, Inc.

C. Jeffrey Dekker, ARCA biopharma, Inc.

Ethan Lutske, Wilson Sonsini Goodrich & Rosati P.C.

Ross Tanaka, Wilson Sonsini Goodrich & Rosati P.C.

Savir S. Punia, Wilson Sonsini Goodrich & Rosati P.C.

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP